This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Tender Offer is made solely by the Offer to Purchase and the related Letter of Transmittal which are being mailed to shareholders of The Brink’s Company on or about March 9, 2006. While the Tender Offer is being made to all shareholders of the Company, tenders will not be accepted from or on behalf of the shareholders in any jurisdiction in which the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions whose laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer shall be deemed to be made on behalf of the Company by Morgan Stanley & Co. Incorporated or
one or more registered brokers or dealers licensed
under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
by

up to 10,000,000 Shares of its Common Stock
(including the Associated Preferred Stock Purchase Rights)
at a purchase price not greater than
$52.50 nor less than $47.50 per share

          The Brink’s Company, a Virginia corporation (the “Company”), invites shareholders to tender up to 10,000,000 shares of its Common Stock, $1.00 par value per share (the “Shares”) (including the associated Preferred Stock Purchase Rights (the “Rights”) issued pursuant to the Amended and Restated Rights Agreement, dated as of September 1, 2003, between the Company and the Rights Agent named therein), at prices not greater than $52.50 nor less than $47.50 per Share in cash, without interest, as specified by such shareholders, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Tender Offer”).

THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 6, 2006, UNLESS THE TENDER OFFER IS EXTENDED. THE BRINK’S COMPANY MAY EXTEND THE TENDER OFFER PERIOD AT ANY TIME.

          The Tender Offer is not conditioned on any minimum number of Shares being tendered, but is subject to certain other conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

          The Board of Directors of the Company has approved the Tender Offer. However, neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares. Each shareholder must make the decision whether to tender Shares and, if so, how many Shares and at what price or prices Shares should be tendered. In so doing, shareholders should read carefully the information in the Offer to Purchase and in the Letter of Transmittal, including the Company’s reasons for making the Tender Offer, and should consult their own investment and tax advisors. The Company has been advised that none of its Directors or executive officers intends to tender any Shares pursuant to the Tender Offer.

          Promptly following the Expiration Date (as defined below), the Company will, upon the terms and subject to the conditions of the Tender Offer, purchase up to 10,000,000 Shares or such lesser number of Shares as are properly tendered (and not properly withdrawn in accordance with Section 4 of the Offer to Purchase) prior to the Expiration Date at prices not greater than $52.50 nor less than $47.50 net per Share in cash. The term “Expiration Date” means 5:00 p.m., New York City time, on April 6, 2006, unless and until the Company, in its sole discretion, shall have extended the period of time during which the Tender Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Tender Offer, as so extended by the Company, shall expire.

          The Company will select the lowest Purchase Price that will allow it to buy 10,000,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $52.50 nor less than $47.50 per Share). All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, subject to the terms and the conditions of the Tender Offer, including the proration and conditional tender provisions. All Shares purchased in the Tender Offer will be purchased at the Purchase Price. The Board of Directors believes that, given the Company’s business, assets and prospects and the current market price of the Shares, the purchase of the Shares is an attractive use of the Company’s funds.

          Upon the terms and subject to the conditions of the Tender Offer, if more than 10,000,000 Shares have been properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, the Company will purchase properly tendered Shares on the following basis: (a) first, all Shares properly tendered and not withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined in the Offer to Purchase) who: (1) tenders all Shares beneficially owned by such Odd Lot Holder at a price at or below the Purchase Price (partial tenders will not qualify for this preference); and (2) completes the box captioned “Odd Lots” on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and (b) second, after purchase of all of the foregoing Shares, all Shares conditionally tendered, for which the condition was satisfied, and all other Shares tendered properly and unconditionally at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described below; and (c) third, if necessary, Shares conditionally tendered, for which the condition was not satisfied, at or below the Purchase Price and not withdrawn prior to the Expiration Date, selected by random lot. The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any shareholder who tendered all Shares owned, beneficially or of record, at or below the Purchase Price and who, as a result of proration, would then own, beneficially or of record, an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase by the number of Shares purchased through the exercise of this right.

          The Company expressly reserves the right, in its sole discretion, at any time and from time to time to extend the period of time during which the Tender Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to Computershare Trust Company, N.A. (the “Depositary”) and making a public announcement thereof. In accordance with applicable regulations of the Securities and Exchange Commission, the Company may purchase pursuant to the Tender Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Tender Offer.

          Shares tendered pursuant to the Tender Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Tender Offer, may also be withdrawn at any time after 5:00 p.m., New York City time, on April 6, 2006. For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic or facsimile transmission form and must be received in a timely manner by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the name of the registered holder, if different from that of the person who tendered such Shares, the number of Shares tendered and the number of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an “eligible guarantor institution” (as defined in the Offer to Purchase) (except in the case of Shares tendered by an eligible guarantor institution). If Shares have been tendered pursuant to the procedure for book-entry tender set forth in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility.

          The Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any tenders are made. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and are being furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

          Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Depositary, the Information Agent or the Dealer Manager and will be furnished promptly at the Company’s expense.

The Information Agent for the Tender Offer is:

17 State Street, 10th Floor
New York, NY 10004
Banks and Brokerage Firms please call: (212) 440-9800
All Others Call Toll Free: (800) 509-1082

The Dealer Manager for the Tender Offer is:

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036
Call Toll Free: (866) 818-4954

March 9, 2006